Exhibit (e)(8)

AMENDMENT TO THE

DISTRIBUTION AGREEMENT FOR TIAA-CREF FUNDS

This is an amendment, dated as of May 1, 2016, to the Distribution Agreement for TIAA-CREF Funds (“Agreement”), dated the 1st day of June, 1999, as amended from time to time, between TIAA-CREF Funds (the “Trust”), a Delaware statutory trust, and Teachers Personal Investors Services, Inc. (the “Distributor”), a Delaware corporation.

WHEREAS, the Board of Trustees has determined that it is in the best interest of the Trust to synchronize the date of the Agreement with the annual renewal of the Agreement to facilitate the Trust’s compliance schedule and administration;

NOW THEREFORE, the parties agree that the Agreement, as amended, shall be dated May 1, 2016.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year set forth above.

TIAA-CREF FUNDS

By:
Title:

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:
Title: